

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2018

Brian P. Lynch
Chief Financial Officer
Callaway Golf Company
2180 Rutherford Road
Carlsbad, California 92008

  Re: Callaway Golf Company
    Form 10-K for the Year Ended December 31, 2017
    File No. 001-10962

Dear Mr. Lynch:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Transportation and Leisure